To the Holders of
Trust Investment Enhanced Return SecuritiesSM
Corporate Bond-Backed Certificates, Series BLS 1997-6
     ZTF Class
     Amortizing Class

Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, formerly First Trust of New York, National Association, as Trustee for the TIERS Corporate Bond-Backed Certificates Trust Series BLS 1997-6, hereby gives notice with respect to the Distribution occurring on June 15, 1999 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a Dollar amount per $1,000 original face amount of securities, is as set forth below:


Class            Principal      Interest        Total Distribution
ZTF Class        $0.00          $0.00           $0.00
Amortizing Class $76.41586      $25.70833       102.124183

2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.00

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. $6,603,000 aggregate principal amount of BellSouth Telcomunications, Inc. Forty Year 7 1/2% Debentures due June 15, 2003 (the "Term Assets") are held for the above trust. The Term Assets are currently rated Aaa by Moody's Investors Service, Inc. and AAA by Standard and Poor's Ratings Group.

5. The Aggregate Certificate Principal Balance of each class of Certificates at the close of business on the Distribution Date is set forth below:


Class            Principal
                 Balance
ZTF Class        $6,603,000.00
Amortizing Class $1,718,017.25



                      U.S. BANK TRUST NATIONAL ASSOCIATION